Exhibit 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(US dollars, in accordance with Canadian GAAP)

Prepared August 9, 2007 for the six months ended June 30, 2007.  The following discussion and analysis of the financial condition and results of operations of Peru Copper Inc. (the “Company” or “Peru Copper”) should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the six months ended June 30, 2007, and the notes thereto.  This discussion and analysis includes references to United States dollars and Canadian dollars.  All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars, and Canadian dollars are referred to as C$.

Except for statements of fact, this document contains forward-looking statements that involve risks and uncertainties. Peru Copper’s actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including those described under “Forward-Looking Information.”

As a Canadian public company, Peru Copper is required to disclose mineral resources and mineral reserves in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council Definitions adopted by CIM Council on December 11, 2005 (the “CIM Standards”) and National Instrument 43-101 (“NI 43-101”) developed by the Canadian Securities Administrations, which establishes standards for all public disclosure of scientific and technical information concerning mineral projects by Canadian companies.  The discussion of mineral reserves and resources herein is based upon NI 43-101 and the CIM Standards which differ from the requirements of the United States Securities and Exchange Commission (“SEC”).  See “Cautionary Notes to U.S. Investors” at the end of this document for additional information.

Forward-Looking Information

This management’s discussion and analysis contains certain forward-looking statements, within the meaning of the United States Private Securities Legislation Reform Act of 1995 and applicable Canadian securities legislation, relating to the Company that are based on the beliefs of management as well as assumptions and estimates made by management based on information currently available to the Company.  Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions.

When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “project”, “intend” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements.  Such forward-looking statements relate to, among other things; the outcome of outstanding litigation; claims and administrative proceedings; resource and reserve estimates; currency fluctuations; regulatory compliance; the sufficiency of current working capital; and the estimated cost, availability and amount of funding required for the continued development of the Company’s exploration rights and mining concessions; as well as those risks set out under “Risk Factors” in the Company’s annual information form for the year ended December 31, 2006, which is available at www.sedar.com, and in the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission.  There may be other factors that could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.

The Company undertakes no obligation to supplement, amend, update or revise any of the forward-looking statements contained herein if circumstances or management’s beliefs or estimates change.  Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Overview

Peru Copper was incorporated on February 24, 2004 under the Canada Business Corporations Act. Peru Copper conducts its business through its wholly-owned subsidiary, Peru Copper Syndicate Ltd., a Cayman Islands company that beneficially owns 100% of Minera Peru Copper S.A., a Peruvian company (“Minera Peru Copper”).

The Company is involved in the acquisition and exploration of potentially mineable deposits of copper in Peru.  On June 11, 2003, Minera Peru Copper executed an option agreement (the “Toromocho Option Agreement”) with Empresa Minera del Centro del Peru, a Peruvian state-owned mining entity (“Centromin”), whereby it acquired exploration rights and a five year option to acquire development rights with respect to 47 mineral concessions located in Morococha, a historical mining district in central Peru (the “Toromocho Project”).  On December 15, 2006, Centromin assigned its rights and obligations of the Toromocho Option Agreement to Activos Mineros S.A.C., a Peruvian state-owned mining company (“Activos Mineros”)  On October 16, 2006, Minera Peru Copper acquired Minera Centenario S.A.C (“Centenario”), a Peruvian company holding title to a group of 27 mining concessions and interest in other 3 mining concessions in the Morococha region,from Sociedad Minera Austria Duvaz S.A.C. (“Austria Duvaz”) and executed an option to purchase an additional group of 26 wholly owned mining concessions and to the interests of Austria Duvaz in 4 additional mining concessions from Austria Duvaz.

Recent Developments

On January 3, 2007, the Company announced that a second copper-zinc zone is being drill tested immediately north of the Toromocho orebody. This skarn mineralization is peripheral to the large collapsed breccia pipe which hosts most of the two billion tonne Toromocho copper orebody.

On January 4, 2007, the Company announced the appointment of Gerald Wolfe to the position of President, Chief Executive Officer and Director of the Company effective January 15, 2007.

On February 5, 2007, the Company announced results from its recent column leach testing at the Toromocho copper deposit. These preliminary test results suggest that the geology of the Toromocho orebody maybe suited to an initial heap leach operation followed several years later by flotation concentration, which could result in a smaller upfront investment from the Company, as well as a shorter timeframe to copper production.

On February 23, 2007, the Company announced the retirement of Mr. Charles Preble from the Board of Directors effective February 28, 2007.

On June 25, 2007, Chinalco Canada B.C. Holdings Ltd., a wholly-owned subsidiary of Aluminum Corporation of China (collectively, “Chinalco”), made an offer (the “Offer”), pursuant to a support agreement dated June 10, 2007 (the “Support Agreement”), as amended, to purchase all of the outstanding common shares of Peru Copper for C$6.60 per share.  Pursuant to the Support Agreement each of the directors and certain other shareholders of Peru Copper entered into lock-up agreements with Chinalco, under which they agreed to support Chinalco’s offer and to deposit under the offer all of the Peru Copper shares beneficially owned or controlled by them.

On July 31, 2007, Chinalco announced the completion of its offer to acquire all the issued and outstanding common shares of Peru Copper for cash consideration of C$6.60 per Share.  All of the conditions of the Offer were satisfied.  Approximately 91% of the outstanding shares had been tendered to the offer.  Chinalco intends to acquire all outstanding shares not tendered in the Offer.  Chinalco intends to apply to de-list the Peru Copper shares from the Toronto Stock Exchange, the American Stock Exchange and the Lima Stock Exchange and to cause it to cease to be a reporting issuer in Canada and the U.S. in due course.

The costs incurred by Peru Copper in connection with the acquisition by Chinalco are estimated to be $38 million.

Results of Operations

For the Six Months Ended June 30, 2007

The Company prepares its financial statements in U.S. dollars and in accordance with accounting policies and practices generally accepted in Canada (“Canadian GAAP”).  Peru Copper expenses all costs not directly related to its exploration and drilling efforts of the Toromocho Project and capitalizes all exploration expenses.

For the six months ended June 30, 2007, the Company recorded a loss of $2.8 million as compared to a loss of $1.6 million for the six months ended June 30, 2006.  Contributing to the Company’s loss was an increase of $0.7 million in management fees and salaries from $0.3 million for the six months ended on June 30, 2006 to $1.0 million for the same period in 2007.  The increase in management fees was primarily due to increasing and replacing management level staffl.

Also contributing to the Company’s loss for the six months ended June 30, 2007 was an increase in professional fees, which increased from $0.8 million for the six months ended June 30, 2006 to $1.0 million in the same period in 2007.  The increase in professional fees of $0.2 million was due to additional legal work performed by the Company’s external legal counsel for the negotiations regarding the acquisition of the Company.

Expenses in the current period were offset by interest income of $0.8 million and a small foreign exchange gain of $0.1 million.

Capitalized Expenses

All of the Company’s $20.0 million of exploration costs for the six months ended June 30, 2007 have been capitalized under Canadian GAAP to exploration properties and all administration costs of the Company have been expensed.

The bulk of the capitalized expenses for the period were related to $8.3 million in acquisition and lease costs associated with the acquisition of Minera Centenario and payments made to Austria Duvaz.  These payments were made in accordance to the agreements signed with Austria Duvaz in 2006.

Contributing to the capitalized expenses were salaries and consulting fees of $6.6 million that were related to costs associated with an increasing number of consultants and employees working on the Feasibility Study.  Supplies and general expenses totaled $1.3 million in the current period due to the accelerated development of the Feasibility Study and continued drilling activity.

Additional capitalized costs in the current period included drilling expenses of $1.2 million, assay and sampling expenses of $0.6 million, value added taxes of $0.8 million due to the purchase of supplies and $0.6 million in stock-based compensation for workers and consultants working directly on the Toromocho Project.

Cash Flows

Cash flows from operating activities for the six months ended June 30, 2007 was $0.1 million, as compared to cash from operating activities of $0.4 million for the same period in 2006.  The $0.3 million difference was due to an increase in accounts payable and accrued liabilities which was offset by a larger operating loss for the 2007 period.

Cash used in investing activities for the six months ended June 30, 2007 was $68.4 million compared to $61.9 million for the six months ended June 30, 2006.  The $6.5 million difference was due to the Company increasing its cash used in short term investments from $39.2 million for the six months ended June 30, 2006 to $49.5 million in the current period.

Cash receipts from financing activities in the six months ended June 30, 2007 was $65.1 million compared to $40.9 million for the same period in 2006.  The $24.2 million difference was due to the Company receiving $65.9 million in cash from the private placement of 13.2 million common shares pursuant to the support agreement, dated as of June 10, 2007, between the Company and Aluminum Corporation of China.  During the same period in 2006 the Company received $40.9 million for the exercise of warrants and options.  The cash received was offset by $1.1 million in share issuance costs.

For the Three Months Ended June 30, 2007

For the three months ended June 30, 2007, the Company recorded a loss of $1.4 million as compared to a loss of $0.6 million for June 30, 2006 period.  Contributing to the Company’s loss was an increase in management fees and salaries from $0.1 million for the six months ended on June 30, 2006 to $0.5 million in the current period.  The increase in management fees was primarily due to replacements and new hires at the management level.

Additional contributions to the Company’s second quarter loss included professional fees, which increased from $0.4 million for the quarter ended June 30, 2006 to $0.7 million in the same period in 2007.  The increase in professional fees of $0.3 million was due to additional legal work performed by the Company’s external legal counsel for the negotiations regarding the acquisition of the Company and continued work on the Feasibility Study.

Expenses in the current period were offset by interest income of $0.4 million and a small foreign exchange gain.

Capitalized Expenses

All of the Company’s $7.2 million of exploration costs for the quarter ended June 30, 2007 have been capitalized under Canadian GAAP to exploration properties and all administration costs of the Company have been expensed.

The largest component of the capitalized costs for the period was related to $4.3 million in salaries and consulting due to additional consultants beginning work on the Feasibility Study.

Contributing to the capitalized costs were drilling, assay and sampling work of $0.7 and $0.3 million, respectively; supplies and general expenses of $0.6 million; value added tax of $0.4 million; stock-based compensation of $0.3 million for employees and consultants working directly on the project; and other minor costs totaling nearly $0.4 million.

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Peru Copper for each of the eight most recently completed quarters, which is derived from unaudited quarterly consolidated financial statements prepared by management.

Period	Revenues	Income (Loss) from Continued Operations and Net Income (Loss) in Millions	Basic and Diluted Income (Loss) per Share from Continued Operations and Net Income (Loss)
2nd Quarter 2007	Nil	$(1.4)	$(0.01)
1st Quarter 2007	Nil	$(1.3)	$(0.01)
4th Quarter 2006	Nil	$(0.9)	$(0.01)
3rd Quarter 2006	Nil	$(0.9)	$(0.01)
2nd Quarter 2006	Nil	$(0.6)	$(0.01)
1st Quarter 2006	Nil	$(1.0)	$(0.01)
4th Quarter 2005	Nil	$(1.3)	$(0.01)
3rd Quarter 2005	Nil	$(0.8)	$(0.01)

During the second quarter of 2007 the loss from operations increased by $0.1 million as compared to the first quarter of 2007.  The increase in the loss between the first and second quarters of 2007 was due to an increase in professional fees of $0.3 million due to additional legal fees for work performed by external legal counsel during the Chinalco negotiations. This was also offset by a decrease in stock based compensation within the current quarter.

During the first quarter of 2007 the loss from operations increased by $0.4 million as compared to the fourth quarter of 2006.  Contributing to this loss were increases in management fees of $0.3 million due to replacements and new hires at the management level and $0.1 million less of interest income earned on cash or cash equivalent deposits.

Fluctuations over the past five quarters in income and losses are discussed in the management’s discussion and analysis for the year ended December 31, 3006, which is available at www.sedar.com.

Liquidity and Capital Resources

Cash and Short term Investments

Peru Copper had a cash and cash equivalents balance of $2.1 million at June 30, 2007, compared to $5.2 million at December 31, 2006, and a short term investments balance of $80.1 million at June 30, 2007 and $30.4 million at December 31, 2006.  The increase in short term investments was due to the receipt of $65.9 million from Chinalco for the private placement of 13.2 million common shares at $4.99 per share pursuant to the support agreement, dated as of June 10, 2007, between the Company and Chinalco.

The Company maintains the bulk of its cash and cash equivalents in low-risk investment instruments that comply with the Company’s short term investment policy, which is to preserve and grow the value of invested assets while providing sufficient liquidity to meet required cash flows.

Expenditures

In the current quarter the Company made $3.8 million of payments related to its continued work on the Feasibility Study.  A total of $2.5 million was paid to the consultants working on the study and the remainder was for metallurgical testing.  Other expenditures for the period were for general and administrative expenses incurred during standard business operations.

Outlook and Capital Requirements:

The Company estimates, following the completion of the agreement with Chinalco, that it has sufficient cash and equivalents to meet its planned expenditures for the coming year.  This estimate is based on current information, and Company’s expenditures and cash requirements may change over time.

Planned expenditures for the second half of 2007 include the completion of the Feasibility Study as well as other technical studies, the servicing of the Austria Duvaz debt obligations, the continuation of the Company’s resettlement program, continued exploration drilling and assay work, as well as the Company’s general and administrative costs associated with the development of the Toromocho project.  Planned expenditures for periods immediately beyond 2007 include the exercise of the Toromocho Option, continued development of the Toromocho Project and increased expenditures related to community resettlement.

Peru Copper’s opinion concerning liquidity and its ability to obtain additional financing in the future is based on currently available information.  To the extent that this information proves to be inaccurate, future availability of financing and the Company’s ability to operate may be adversely affected.  Factors that could affect the availability of financing include Peru Copper’s performance (as measured by various factors including the progress and results of the Feasibility Study, the Company’s ability to exercise the Toromocho Option and drilling and metallurgical testing results from the Toromocho Project and the concessions acquired from Austria Duvaz and Centenario), the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets.

Contractual and Commitment Obligations:

The following summarizes our material contractual and commitment obligations as of June 30, 2007.

Toromocho Option:

In June 2003, the Company entered into the Toromocho Option with Centromin.  Pursuant to this agreement upon the exercise of the option the Company will have to post a $30.0 million performance bond guarantee before June 11, 2008, the date the option expires.  Chinalco and Minera Peru Copper are investigating the merits of exercising the option before the June 11, 2008 expiration date.

Centenario Shareholders:

In 2006 the Company acquired Minera Centenario S.A.C, a Peruvian company formerly controlled by Austria Duvaz’s shareholders, and its mining concessions.  In accordance with the agreement, the Company will pay a sum of $8.0 million to the shareholders of Centenario of which $5.0 million remains to be paid as of June 30, 2007.

Austria Duvaz Debt:

Pursuant to an agreement with Austria Duvaz, the Company has the right to acquire interests in 26 wholly owned mining concessions and to the interests of Austria Duvaz in 4 additional mining concessions held by Austria Duvaz.  In exchange for this right, the Company will assume and settle approximately $13.1 million of outstanding debt incurred by Austria Duvaz.  The Company has the right to renegotiate the terms of these debt obligations to obtain the greatest economic benefit.  Payments related to the Austria Duvaz debt obligations commenced in 2007 and will extend over a 5 year period, with maximum annual amounts to be determined.  During the first quarter of 2007 the Company settled $4.9 million of Austria Duvaz debt obligations and as of June 30, 2007 $8.2 million of debt obligations remain to be paid.

Litigation, Claims and Assessments

The Company has been informed of a legal proceeding initiated by a community group in Morococha.  The intent of the legal proceedings is to reverse a decision by the provincial mayor to cancel an arbitrary award of land currently belonging to Activos Mineros, a state owned company,  The land subject to the legal proceeding is included in the surface land package that the Company will acquire upon exercising the Toromocho Option Agreement from Activos.  The Company believes that the suit is without merit and will defend itself vigorously.

Other than the legal proceeding listed above there have been no material developments in the litigation, claims and assessments reported in the Company’s December 31, 2006 year end management discussion and analysis.

Related Party Transactions

Certain directors provided consulting services to the Company, either directly or through companies owned by them, during the six months ended 2007.  A company controlled by Executive Chairman David Lowell, Lowell Mineral Exploration, was paid $79,878. Catherine McLeod-Seltzer, a Director of the Company was paid $15,000 for consulting services, and Pathway Capital Ltd., a company owned by Director David De Witt, was paid $31,588 in consulting fees.

Directors and officers who provided legal services either directly or through companies affiliated with them, included Miguel Grau of Estudio Grau and Paul Stein of Cassels Brock & Blackwell LLP.  During the current period, Estudio Grau was paid $29,483 for legal services and Cassels Brock & Blackwell was paid $409,166 for legal work performed.

For the six months ended June 30, 2007, Pathway Capital Ltd. has received $52,179 in reimbursements related to the management services agreement that the Company has with Pathway Capital.

Critical Accounting Policies

The details of the Company’s accounting policies are presented in note 2 of the Company’s unaudited interim consolidated financial statements for the six months ended June 30, 2007.  The following policies are considered by management to be essential to understanding the processes and reasoning utilized in the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results:

Resource Properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration expenditures including interest on the required guarantee. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the Company’s mineral rights allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve or the Company’s assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value.

The ability to achieve estimated quantities of recoverable minerals from undeveloped mineral interests involves various risks and uncertainties regarding future cash flows from future production, commodity prices, operating costs, capital costs and reclamation costs.  It is possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in exploration properties.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.  These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

Stock-based Compensation

The Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”, which requires fair value accounting for all stock options issued during the year.  When determining the volatility factor and length of options for its stock-based compensation assumptions, management of the Company is required to make estimates for the future volatility of its shares and the length of time stock options will remain unexercised.  Prior to October 2006, management has used volatility assumptions based upon historical volatility of a basket of copper exploration companies because Peru Copper did not have publicly traded shares prior to October 2004.  From October 2006 and forward, the Company has used its own share price for determining the volatility factor for its stock-based compensation assumption.  These assumptions may not necessarily be an accurate indicator of future volatility.  In addition, management has assumed that 100% of the options will be exercised and will remain unexercised until immediately prior to their expiry date.

Outstanding Share Data

The following is a summary of the Company’s outstanding share data as of July 31, 2007.

Common Shares

A total of 137,277,900 common shares are outstanding.

Convertible Securities

As of July 31, 2007 there were no stock options outstanding.

Disclosure Controls and Internal Control Over Financial Reporting

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during the six months ended June 30, 2007, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Additional Sources of Information

Additional sources of information regarding Peru Copper, including the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2006 is on SEDAR at www.sedar.com and is on the Company’s website www.perucopper.com.

Cautionary Notes to US Investors

Mineral reserves have been calculated in accordance with NI 43-101 and the CIM Standards and do not qualify as reserves under United States Industry Guide 7.  For

United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the Staff of the Securities and Exchange Commission), applies different standards in order to classify mineralization as a reserve.

This document also references the terms “measured”, “indicated”, and “inferred” resources and while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral resources will ever be converted into mineral reserves.  Further, “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic study.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists or is economically or legally mineable.